AVITA MEDICAL LTD.

Level 7, 330 Collins Street

Melbourne VIC 3000 Australia

September 26, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avita Medical Limited (CIK No. 0001762303)

Registration Statement on Form 20-F

Initially Submitted July 19, 2019

File No. 001-39059

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Avita Medical Limited (the “Company”) hereby respectfully requests acceleration of the effective date of the Company’s registration statement on Form 20-F, initially submitted to the U.S. Securities and Exchange Commission (the “Commission”) on July 19, 2019 and filed with the Commission on September 19, 2019 (as amended, the “20-F Registration Statement”), so that it may become effective at 4:00 p.m., Eastern Time, on September 27, 2019, or as soon thereafter as practicable.

The Company understands that The Bank of New York Mellon, as Depositary, has requested that the registration statement on Form F-6, submitted to the Commission on September 19, 2019 (File No.: 333-233853) be declared effective concurrently with the 20-F Registration Statement, and pursuant to Rule 461 promulgated under the Securities Act, the Company concurs with that request.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact me at 661-367-9161 or via e-mail at troony@avitamedical.com or our outside legal counsel from K&L Gates, LLP, Christopher Cunningham at 206-370-7639 or via email at chris.cunningham@klgates.com. The Company hereby authorizes each of Mr. Rooney and Mr. Cunningham (and either one of them) to orally modify or withdraw this request for acceleration.

Respectfully,

Avita Medical Limited

By:	/s/ Timothy Rooney
Name:	Timothy Rooney
Title:	Acting Chief Financial Officer

cc:	Christopher Cunningham (K&L Gates LLP)

Jonathan Miner (K&L Gates LLP)